Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement of our report dated May 30, 2014 (December 18, 2014 as to the effect of the adoption of a new accounting standard and removal of development stage company disclosures as described in the Recently Issued Accounting Pronouncements section in Note 2) relating to the consolidated financial statements of Avalanche Biotechnologies, Inc. and its subsidiary (collectively, the “Company”) as of and for the years ended December 31, 2013 and 2012, appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

San Jose, California

December 18, 2014